UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 01, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✓         Form 40-F __

1 May 2024

Smith & Nephew plc (the "Company")

The Company announces the results of the voting by poll on the resolutions put to its Annual General Meeting ("AGM") held at 12:00 noon on Wednesday 1 May 2024.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions
1. To receive the audited accounts	666,625,242	99.98%	144,349	0.02%	666,769,591	76.26%	12,138,587
2. To approve the Directors' Remuneration Policy	384,484,538	56.78%	292,680,303	43.22%	677,164,841	77.45%	1,744,476
3. To approve the Directors' Remuneration Report (excluding Policy)	661,110,005	97.43%	17,440,468	2.57%	678,550,473	77.61%	357,619
4. To declare a final dividend	676,303,648	99.65%	2,405,971	0.35%	678,709,619	77.62%	200,633
5. To elect Jeremy Maiden	675,832,114	99.60%	2,740,427	0.40%	678,572,541	77.61%	310,877
6. To elect Simon Lowth	675,369,191	99.53%	3,203,102	0.47%	678,572,293	77.61%	310,125
7. To elect John Rogers	671,269,929	98.92%	7,304,079	1.08%	678,574,008	77.61%	309,410
8. To re-elect Rupert Soames OBE	554,364,485	84.18%	104,171,145	15.82%	658,535,630	75.32%	20,343,789
9. To re-elect Jo Hallas	678,155,377	99.94%	426,737	0.06%	678,582,114	77.61%	297,148
10. To re-elect John Ma	676,552,950	99.70%	2,037,332	0.30%	678,590,282	77.61%	287,504
11. To re-elect Katarzyna Mazur- Hofsaess	678,248,007	99.95%	320,330	0.05%	678,568,337	77.61%	311,091
12. To re-elect Deepak Nath	676,333,799	99.67%	2,243,042	0.33%	678,576,841	77.61%	300,914
13. To re-elect Marc Owen	596,737,110	88.46%	77,844,661	11.54%	674,581,771	77.15%	4,297,071
14. To re-elect Angie Risley	628,078,914	92.56%	50,489,098	7.44%	678,568,012	77.61%	310,730
15. To re-elect Bob White	654,119,443	96.40%	24,461,419	3.60%	678,580,862	77.61%	298,300
16. To appoint Deloitte LLP as the Auditor	678,434,139	99.96%	244,566	0.04%	678,678,705	77.62%	228,138
17. To authorise the Directors to determine the remuneration of the Auditor	678,515,044	99.97%	169,912	0.03%	678,684,956	77.62%	222,651
18. To renew the authorisation of the Directors to allot shares	627,146,286	92.41%	51,496,290	7.59%	678,642,576	77.62%	267,097
19. To approve the Restricted Share Plan	378,880,121	55.95%	298,297,145	44.05%	677,177,266	77.45%	1,728,668
Special resolutions
20. To renew the Directors' authority for the disapplication of the pre-emption rights	630,882,710	92.97%	47,689,487	7.03%	678,572,197	77.61%	333,528
21. To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	599,062,957	88.28%	79,528,501	11.72%	678,591,458	77.61%	314,394
22. To renew the Directors' limited authority to make market purchases of the Company's own shares	673,313,137	99.26%	5,052,775	0.74%	678,365,912	77.59%	540,813
23. To authorise general meetings to be held on 14 clear days' notice	626,548,055	92.34%	51,964,188	7.66%	678,512,243	77.60%	390,488

The Board is grateful for the engagement of shareholders and proxy agencies in our extensive consultation exercise ahead of the AGM and is pleased that all resolutions were passed at today's Annual General Meeting. The Board notes that, although they were approved, Resolution 2 on the Directors' Remuneration Policy and Resolution 19 on the Restricted Stock Plan received less than 80% support and accordingly we will continue to engage with shareholders and proxy advisers, and provide an update on further consultations within six months of today's AGM in accordance with the UK Corporate Governance Code.

The number of ordinary shares in issue on 29 April 2024 at 6pm (excluding shares held in Treasury) was 874,346,654. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the resolutions, passed as Special Business, will be submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 01, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary